Contact

www.linkedin.com/in/
digitalrightsguy (LinkedIn)
grapeid.com (Company)
www.instagram.com/
robandersenshow/ (Other)
www.youtube.com/channel/
UCdN_mVpGNt8uCPhTG08BDsw
(Other)

Top Skills

Photography
Social Media
Entrepreneurship

Rob Andersen (DigitalRightsGuy)

Earn Up To $3,500 Per Year From Your Data Without "Being the Product" | GrapeID.com

Phoenix, Arizona, United States

Summary

THE $12 TRILLION PROBLEM
The Internet Is Broken. Think of all the spam, scams, data brokering, attention economy, deepfakes, kidnapping, bullying, stalking, manipulation, human trafficking, and death that is facilitated by the internet.

The internet enables these problems because users do not have a way to guarantee their digital rights. With artificial intelligence and the advancement of technology and regulation — it's only getting worse.

SOLUTION
My team and I have built a suite of apps that is a "digital rights infrastructure" that guarantees people's their digital rights. The new infrastructure offers these benefits:
- Eliminates 99% of spam & bad bots
- A universal and verified, yet anonymous badge
- Earn cash for your data
- A personal data vault to see who has your data, manage it, & revoke access
- One login for all websites on the internet
- A universal online shopping checkout
- And much more...

JOIN ME
See how you benefit here:
https://GrapeID.com/Join

Experience

Grape ID, Inc

CEO
May 2018 - Present (6 years 2 months)

Grape ID™ tells you what's real on the internet — fake emails, fake websites, fake profiles, fake news, fake reviews, and 1,000's more. It helps you manage your private data with 10x the ease & security. Grape ID's core business is providing an AI-powered identity authentication called the Grape Score™ that is applied to many use cases.

For personal use, you can sign up at GrapeID.com.
For businesses, you can sign up for free at GrapeID.com/business.

Independent Property & Casualty Insurance Adjuster
Business Professional
July 2008 - January 2018 (9 years 7 months)
138 E 12300 S, Ste C230, Draper, UT 84020

Inspect, assess, valuate, estimate, and resolve property insurance claims. Wind | Fire | Water | Mold | Hail | Liability. Resolved commercial & residential claims for numerous insurance companies across the United States ranging from simple in nature to highly complicated. Worked on claims in excess of $1M.

MAD Hovercraft USA
Owner
March 2015 - March 2017 (2 years 1 month)
Utah

MAD Hovercraft is a hovercraft manufacturer with three hovercraft models - a hovercraft for kids, one for 1-2 people use, and a 3-5 person model. It also has a hovercraft rental division that provides a real-life hovercraft flight experience that most kids only dream about.

-Develop hovercraft from partial molds to final product.
-Overcome logistical and government regulatory problems faced with the production and rental of hovercraft
-Oversee all business aspects

MAD Hovercraft was a side hobby business started out of Rob's garage due to his passion for hovercraft. It currently remains a hobby as it is not a largely popular sport.

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Education

Brigham Young University

BS Bus M, Entrepreneurial Finance · (1999 - 2008)